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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          Date of Report: June 16, 1999

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                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                         Form 20-F X       Form 40-F ___

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes ___        No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                       VERSATEL TELECOM INTERNATIONAL N.V.

                                    FORM 6-K


ITEM 5.           OTHER INFORMATION

                           On June 11, 1999, VersaTel Telecom International N.V.
                  (the "Company") acquired Svianed B.V., the third largest provider of date services in The Netherlands. Svianed B.V. is headquartered in Amsterdam, The Netherlands, and employs approximately 60 people. Svianed B.V. complements VersaTel's strategy by providing data services to approximately 50 customers, primarily in the financial services and banking industry, including the principal social insurance organization and the largest financial institution in The Netherlands. These customers are served on a network which connects to over 600 buildings and utilizes over 700 leased lines covering approximately 6,000 kilometers. The Svianed network has 50 regional points of presence and transports traffic at speeds of up to 150 Mbps. Svianed B.V. had revenues of NLG 56.7 million and EBITDA of NLG 17.4 million for the year ended December 31, 1998. For the 3 months ended March 31, 1999, Svianed had revenues of NLG 15.6 million and EBITDA of NLG 5.1 million.

                           The Company issued a press release relating to the
                  acquisition of Svianed B.V. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.           EXHIBITS

                           The following exhibits are filed herewith:

           Exhibit
           Number                   Description
           -------                  -----------

            99.1 Press release, dated June 3, 1999, announcing the acquisition of Svianed B.V.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 16, 1999.


                                      VersaTel Telecom International N.V.


                                      By:  /s/ RAJ RAITHATHA
                                         ---------------------------------
                                           Raj Raithatha
                                           Chief Financial Officer




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                                  EXHIBIT INDEX

Exhibit
Number                     Description
--------                   -----------

    99.1 Press release, dated June 3, 1999, announcing the acquisition of Svianed B.V.



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